Subsidiaries of Wescorp Energy Inc.

1049265 Alberta Ltd.	Edmonton, Alberta
Flowray Inc.	Edmonton, Alberta
Flowstar Technologies Inc.	Edmonton, Alberta
Sharpworks Inc.	Edmonton, Alberta